TTI Telecom Provides Update on Internal Investigation

Rosh Ha'ayin, Israel, February 2, 2009 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today an update regarding the previously announced internal investigation of the Telesens acquisition.

The Audit Committee of the Board of Directors of TTI Telecom, who began its internal investigation after a key shareholder of Telesens made allegations regarding improper commissions that Mr. Moti Lipshes received with respect to the acquisition of Telesens, has engaged Barlev Investigative Auditing, an Israeli based accounting firm with significant experience in investigating improper business conduct, to lead the investigation.

The internal investigation is in an early stage and no conclusion can be drawn at this time as to its ultimate results. The Audit Committee will work with the independent investigator and appropriate personnel within TTI Telecom to promptly complete a thorough, expeditious inquiry of the matter.

About TTI Telecom
TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, uncertainties relating to internal investigation, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


For more information, please visit www.tti-telecom.com


Rebecca (Rivi) Aspler
Investor Relations Manager
TTI Telecom
T:  +972-3-926-9093
M: +972-54-777-9093
F:  +972-3-926-9574
rebecca.aspler@tti-telecom.com